Exhibit 21

Subsidiaries of the Registrant

The following lists the subsidiaries of the registrant:

Archon Sparks Management Company	Nevada

Casino Properties, Inc.	Nevada

Ever-Ski Properties, Inc.	Utah

Hacienda Hawaiian Properties	Hawaii

Hacienda Hotel Inc.	Nevada

Pioneer Finance Corp.	Nevada

Pioneer Hotel Inc.	Nevada

SAHAC Corp.	Nevada

Sahara Las Vegas Corp.	Nevada

Sahara Nevada Corp.	Nevada

Sahara Resorts	Nevada

SFHI, Inc.	Nevada

SFM, Inc.	Nevada

Slot Tables, Inc.	Nevada